Exhibit 11.1 Offer to Purchase

                            NewBridge Capital, Inc.
                         4695 MacArthur Court, Suite 530
                         Newport Beach, California 92660
                            Telephone (949) 833-2094
                            Facsimile (949) 833-7854



                                   May 2, 2000

To all Stockholders of Chic by H.I.S., Inc. (OTC Pink Sheets "JNSC"):

NewBridge Capital, Inc. (OTCBB "NBRG") ("NewBridge") (formerly Scientific NRG, Incorporated) seeks to acquire 5,034,105 shares (51%) of Chic by H.I.S., Inc., a Delaware corporation ("JNSC"), in exchange for up to 1,000,000 shares of NewBridge common stock. NewBridge is offering holders of JNSC common stock 1 share of NewBridge common stock in exchange for 12 shares of JNSC. The offer will remain open until June 30, 2000. American Stock Transfer & Trust Company will act as depository for the transaction. NewBridge reserves the right in its sole discretion to terminate this offer following review of the books and records of JNSC if (1) JNSC is insolvent or (2) the book value per share of JNSC common stock is less than $.25 per share.

NewBridge's plan of operation includes identifying operating companies and real property for acquisition. This business plan focuses on making acquisitions of or investments in what management considers to be businesses which present the greatest opportunities for growth and increased shareholder value. NewBridge will seek to expand these businesses and provide financial and management services to such businesses.

NewBridge will promptly file a Tender Offer Statement on Schedule 14D-1 with the Securities and Exchange Commission.

                                    Sincerely yours,


                                    /s/ Fred G. Luke
                                        Fred G. Luke
                                        President